Exhibit 99.1

Waterdrop Inc. Announces Second Quarter 2023 Unaudited Financial Results

BEIJING, Sept. 7, 2023 /PRNewswire/ — Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Financial and Operational Highlights for the Second Quarter of 2023

•

Resilient business performance: For the second quarter of 2023, the first-year premiums (“FYP”) generated through our Waterdrop Insurance Marketplace amounted to RMB2,197.0 million (US$303.0 million), representing an increase of 29.8% quarter over quarter. Our net operating revenue was RMB678.7 million (US$93.6 million), representing an increase of 12.0% quarter over quarter.

•

Positive operating cash flow: As of June 30, 2023, our cash and cash equivalents and short-term investments balance amounted to RMB3,399.2 million (US$468.8 million). We continued to generate positive operating cash flow, and have cash outflow of investing and financing activities.

•

Further expanded product offerings: As of June 30, 2023, we offered 1,050 insurance products on our platform, as compared with 876 as of March 31, 2023. In the second quarter of 2023, the FYP generated from critical illness insurance products accounted for 21.8% of overall FYP generated through our Waterdrop Insurance Marketplace.

•	As of June 30, 2023, around 439 million people cumulatively had donated an aggregate of approximately RMB60.1 billion to over 2.95 million patients through Waterdrop Medical Crowdfunding.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “In the second quarter, we continued on a high-quality user-centric development trajectory, achieving a net operating revenue of RMB678.7 million and a net profit of RMB21.7 million.

In the second quarter, our insurance business witnessed a sequential growth in the number of new users and maintained a consistently high policy renewal rate. Meanwhile, we continued to innovate on product offerings and unveiled the Blue Ocean Lifetime Health Insurance, a groundbreaking medical insurance policy that facilitates connections to pioneering overseas medical interventions and pharmaceuticals.

As for the medical crowdfunding business, our Operational Transparency Committee continuously monitored the authenticity of fundraising activities, safeguarding the rights of patients and donors. We also further refined our consultant services, as part of the efforts to promote industry best practices and the orderly development of the entire sector.

E-Find Platform maintained a high growth momentum. In the second quarter, we collaborated with 132 pharmaceutical companies and CROs and successfully enrolled more than 900 patients. We also onboarded 80 new clinical trial programs, a testament to our solid performance in digital patient recruiting. It is worth noting that during this quarter our CRO business achieved significant progress by initiating the first full-cycle clinical trial operation project.

Looking forward, we will continue to integrate resources and maximize our advantages in the domestic insurance and healthcare industry.”

Financial Results for the Second Quarter of 2023

Operating revenue, net

Net operating revenue for the second quarter of 2023 decreased by 3.2% year over year to RMB678.7 million (US$93.6 million) from RMB701.4 million for the same period of 2022. On a quarter-over-quarter basis, net operating revenue increased by 12.0%.

•

Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB597.4 million (US$82.4 million) in the second quarter of 2023, representing a decrease of 4.6% year over year from RMB625.9 million for the second quarter of 2022, which was mainly due to the decrease in technical service income.

•

Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. Since April 7, 2022, our crowdfunding platform has ceased to fully subsidize the related cost and started to charge a service fee of 3% of the funds raised, up to a maximum amount of RMB5,000 for a single campaign. Considering the specific situation of each case, we may selectively subsidize the service fee for certain patients with special needs. For the second quarter of 2023, we generated RMB44.7 million (US$6.2 million) in service fees, representing a decrease of 20.3% year over year from RMB56.1 million for the second quarter of 2022.

•

Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the second quarter of 2023, our clinical trial solution income amounted to RMB29.4 million (US$4.0 million), as compared to RMB11.0 million in the same period of 2022.

Operating costs and expenses

Operating costs and expenses increased by 32.1% year over year to RMB720.3 million (US$99.3 million) for the second quarter of 2023. On a quarter-over-quarter basis, operating costs and expenses increased by 20.9%.

•

Operating costs increased by 36.2% year over year to RMB333.1 million (US$45.9 million) for the second quarter of 2023, as compared with RMB244.6 million for the second quarter of 2022, which was primarily driven by (i) a RMB74.2 million increase in costs of referral and service fees, and (ii) a RMB8.9 million increase in the costs for patient recruitment consultants team. On a quarter-over-quarter basis, operating costs increased by 34.3% in the second quarter of 2023, primarily due to the RMB60.9 million increase in costs of referral and service fees.

•

Sales and marketing expenses increased by 41.6% year over year to RMB204.5 million (US$28.2 million) for the second quarter of 2023, as compared with RMB144.4 million for the same quarter of 2022. The increase was primarily due to an increase of RMB50.7 million in marketing expenses to third-party traffic channels. On a quarter-over-quarter basis, sales and marketing expenses increased by 18.0% in the second quarter of 2023, primarily due to the RMB29.0 million increase in marketing expenses to third-party traffic channels partially offset by RMB8.6 million decrease in share-based compensation expenses.

•

General and administrative expenses increased by 11.6% year over year to RMB96.0 million (US$13.2 million) for the second quarter of 2023, compared with RMB86.1 million for the same quarter of 2022. The year-over-year variance was due to an increase of RMB9.9 million in professional service fees. On a quarter-over-quarter basis, general and administrative expenses remained stable, due to the increase of RMB10.1 million professional service fees, offset by the decrease of RMB8.3 million in share-based compensation expenses.

•

Research and development expenses increased by 23.1% year over year to RMB86.7 million (US$12.0 million) for the second quarter of 2023, compared with RMB70.4 million for the same period of 2022. The increase was primarily due to RMB15.0 million increases in research and development personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, research and development expenses increased by 10.2% from RMB78.7 million, which was mainly due to RMB6.5 million increases in research and development personnel costs and share-based compensation expenses.

Operating loss for the second quarter of 2023 was RMB41.6 million (US$5.7 million), as compared with an operating profit of RMB155.9 million for the second quarter of 2022 and an operating profit of RMB10.3 million for the first quarter of 2023.

Interest income for the second quarter of 2023 was RMB37.6 million (US$5.2 million), as compared with RMB15.2 million for the same period of 2022. The increase was primarily due to the increase in our short-term investments.

Income tax benefit for the second quarter of 2023 was RMB10.5 million (US$1.4 million), as compared with RMB19.8 million for the same period of 2022.

Net profit attributable to Waterdrop for the second quarter of 2023 was RMB21.7 million (US$3.0 million), as compared with RMB206.9 million for the same period of 2022, and RMB49.7 million for the first quarter of 2023.

Adjusted net profit attributable to Waterdrop for the second quarter of 2023 was RMB50.3 million (US$6.9 million), as compared with RMB232.5 million for the same period of 2022, and RMB96.4 million for the first quarter of 2023.

Cash and cash equivalents and short-term investments

As of June 30, 2023, the Company had combined cash and cash equivalents and short-term investments of RMB3,399.2 million (US$468.8 million), as compared with RMB3,704.5 million as of December 31, 2022.

Share Repurchase Plans

Pursuant to the share repurchase program launched in September 2021 and amended in September 2022, as of August 31, 2023, we cumulatively repurchased approximately 37.5 million ADSs from the open market with cash for a total consideration of approximately US$86.1 million.

On September 6, 2023, the board of the Company (the “Board”) has approved a new share repurchase program. Under the new program, the Company is authorized to repurchase its own ordinary shares in the form of American depository shares with an aggregate value of up to US$50 million in the twelve-month period through September 6, 2024. The program will be funded by existing cash on the Company’s balance sheet. The decision is made based on the management’s confidence in both the external environment and the sound development of the Company. The proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the “SEC”) Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program.

Supplemental Information

Prior to this quarter, we operated and managed our business as a single segment. Starting from the second quarter of 2023, our chief operating decision makers start to manage the business by three operating segments and assess the performance and allocate resources under the new operating segment structure.

Therefore, we organize and report our business in three operating segments:

•	Insurance, which mainly includes Waterdrop Insurance Marketplace and technical support service;

•	Crowdfunding, which mainly includes Waterdrop Medical Crowdfunding; and

•	Others, which mainly include Digital Clinical Trial Solution and other new initiatives.

As a result, we have updated our segments reporting information to reflect the new operating and reporting structure.

Comparative figures were retrospectively adjusted to conform to this presentation.

	For the Three Months Ended				For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(All amounts in thousands)
Operating revenue, net
Insurance	625,927	536,343	597,437	82,390	1,254,162	1,133,780	156,355
Crowdfunding	56,061	42,022	44,677	6,161	56,061	86,699	11,956
Others	19,430	27,800	36,586	5,046	39,883	64,386	8,880

Total consolidated operating revenue, net	701,418	606,165	678,700	93,597	1,350,106	1,284,865	177,191

Operating profit/(loss)
Insurance	270,843	154,955	99,759	13,757	551,687	254,714	35,127
Crowdfunding	(45,783)	(61,134)	(64,131)	(8,844)	(150,336)	(125,265)	(17,275)
Others	(43,392)	(36,567)	(47,877)	(6,603)	(80,031)	(84,444)	(11,647)

Total segment operating profit/(loss)	181,668	57,254	(12,249)	(1,690)	321,320	45,005	6,205

Unallocated item*	(25,745)	(46,926)	(29,393)	(4,053)	(48,752)	(76,319)	(10,525)

Total consolidated operating profit/(loss)	155,923	10,328	(41,642)	(5,743)	272,568	(31,314)	(4,320)

Total other income	31,264	36,771	52,835	7,287	70,898	89,606	12,357

Profit before income tax	187,187	47,099	11,193	1,544	343,466	58,292	8,037

Income tax benefit/(expense)	19,756	2,626	10,504	1,449	(31,565)	13,130	1,811

Net profit	206,943	49,725	21,697	2,993	311,901	71,422	9,848

*	The share-based compensation represents an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

Recent Development

Status Update of Acquisition of Cunzhen Qiushi

Since the previously announced acquisition plan of Shenzhen Cunzhen Qiushi Technology Co., Ltd. and its subsidiaries (collectively, “Cunzhen Qiushi”, also known as “Shenlanbao”) on June 9, 2023, the Company, as planned, firstly acquired 56% of the equity interest of Cunzhen Qiushi on July 4, 2023. The Company will acquire 4% of the equity interest of Cunzhen Qiushi at the second closing, which is expected to take place within six months after the first closing. The remaining 40% equity interest of Cunzhen Qiushi will be acquired in three batches in the following three years, subject to certain closing conditions.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net profit represents net profit excluding share-based compensation expense and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company’s historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on September 7, 2023 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	6407234
English Interpretation Line (Listen-only Mode) Entry Number:	6030724

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call through September 14, 2023 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	4181965
English Interpretation Line Access Code:	3440853

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31,2022	June 30,2023
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,574,171	644,340	88,859
Restricted cash	517,364	536,890	74,041
Short-term investments	2,130,377	2,754,859	379,912
Accounts receivable, net	675,796	836,777	115,397
Current contract assets	450,085	471,233	64,986
Amount due from related parties	358	240	33
Prepaid expense and other assets	342,468	255,534	35,241

Total current assets	5,690,619	5,499,873	758,469

Non-current assets
Non-current contract assets	103,591	110,460	15,233
Property, equipment and software, net	31,397	33,898	4,675
Intangible assets, net	56,614	56,571	7,801
Long-term investments	11,969	98,586	13,596
Right of use assets, net	18,447	68,186	9,403
Deferred tax assets	6,166	9,796	1,351
Goodwill	3,420	3,420	472

Total non-current assets	231,604	380,917	52,531

Total assets	5,922,223	5,880,790	811,000

Liabilities and Shareholders’ Equity
Current liabilities
Amount due to related parties	11,553	11,734	1,618
Insurance premium payables	516,661	555,903	76,663
Accrued expenses and other current liabilities	584,123	627,347	86,515
Current lease liabilities	9,354	30,229	4,169

Total current liabilities	1,121,691	1,225,213	168,965

Non-current liabilities
Non-current lease liabilities	4,701	37,899	5,227
Deferred tax liabilities	29,703	15,700	2,165

Total non-current liabilities	34,404	53,599	7,392

Total liabilities	1,156,095	1,278,812	176,357

Shareholders’ equity
Class A ordinary shares	108	111	15
Class B ordinary shares	27	27	4
Treasury stock	(3)	(9)	(1)
Additional paid-in capital	7,384,670	7,085,097	977,080
Accumulated other comprehensive income	108,245	174,514	24,067
Accumulated deficit	(2,726,919)	(2,657,762)	(366,522)

Total shareholders’ equity	4,766,128	4,601,978	634,643

Total liabilities and shareholders’ equity	5,922,223	5,880,790	811,000

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	701,418	606,165	678,700	93,597	1,350,106	1,284,865	177,191

Operating costs and expenses(i)
Operating costs	(244,616)	(247,983)	(333,140)	(45,942)	(399,496)	(581,123)	(80,141)
Sales and marketing expenses	(144,423)	(173,401)	(204,548)	(28,208)	(348,766)	(377,949)	(52,122)
General and administrative expenses	(86,054)	(95,798)	(95,997)	(13,239)	(188,049)	(191,795)	(26,450)
Research and development expenses	(70,402)	(78,655)	(86,657)	(11,951)	(141,227)	(165,312)	(22,798)

Total operating costs and expenses	(545,495)	(595,837)	(720,342)	(99,340)	(1,077,538)	(1,316,179)	(181,511)

Operating profit/(loss)	155,923	10,328	(41,642)	(5,743)	272,568	(31,314)	(4,320)

Other income
Interest income	15,213	30,876	37,618	5,188	29,705	68,494	9,446
Foreign currency exchange gain	163	282	838	116	816	1,120	154
Others, net	15,888	5,613	14,379	1,983	40,377	19,992	2,757

Profit before income tax	187,187	47,099	11,193	1,544	343,466	58,292	8,037

Income tax benefit/(expense)	19,756	2,626	10,504	1,449	(31,565)	13,130	1,811

Net profit attributable to Waterdrop Inc.	206,943	49,725	21,697	2,993	311,901	71,422	9,848

Net profit attributable to ordinary shareholders	206,943	49,725	21,697	2,993	311,901	71,422	9,848

Net profit	206,943	49,725	21,697	2,993	311,901	71,422	9,848
Other comprehensive income:
Foreign currency translation adjustment, net of tax	83,901	3,386	64,434	8,886	76,118	67,820	9,353
Unrealized gains/(loss) on available for sale investments, net of tax	3,100	1,957	(3,508)	(484)	4,172	(1,551)	(214)

Total Comprehensive income	293,944	55,068	82,623	11,395	392,191	137,691	18,987

Weighted average number of ordinary shares used in computing net profit per share
Basic	3,926,602,657	3,866,785,745	3,795,521,186	3,795,521,186	3,932,647,108	3,831,316,817	3,831,316,817
Diluted	4,006,060,346	4,027,428,601	3,949,592,050	3,949,592,050	4,009,442,628	3,988,673,677	3,988,673,677
Net profit per share attributable to ordinary shareholders
Basic	0.05	0.01	0.01	0.00	0.08	0.02	0.00
Diluted	0.05	0.01	0.01	0.00	0.08	0.02	0.00

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(1,771)	(16,529)	(7,888)	(1,088)	(4,573)	(24,417)	(3,367)
General and administrative expenses	(19,976)	(26,460)	(18,122)	(2,499)	(36,897)	(44,582)	(6,148)
Research and development expenses	(3,998)	(3,937)	(3,383)	(466)	(7,282)	(7,320)	(1,010)

Total	(25,745)	(46,926)	(29,393)	(4,053)	(48,752)	(76,319)	(10,525)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net profit	206,943	49,725	21,697	2,993	311,901	71,422	9,848

Add:
Share-based compensation expense	25,745	46,926	29,393	4,053	48,752	76,319	10,525
Foreign currency exchange gain	(163)	(282)	(838)	(116)	(816)	(1,120)	(154)

Adjusted net profit	232,525	96,369	50,252	6,930	359,837	146,621	20,219